Exhibit 12.01

Computation of Ratio of Earnings to Fixed Charges

Earnings to Fixed Charges

	Years ended December 31,
(Dollars in thousands)	2015	2014	2013	2012	2011

Earnings:
Income before assessments	$460,993	$350,017	$338,600	$401,020	$302,623
Fixed Charges	444,515	392,690	367,235	437,676	445,579

Total Earnings	$905,508	$742,707	$705,835	$838,696	$748,202

Fixed Charges:
Interest Expense	$443,515	$391,690	$366,235	$436,676	$444,579
Estimated interest component of other expenses	1,000	1,000	1,000	1,000	1,000

Total Fixed Charges	$444,515	$392,690	$367,235	$437,676	$445,579

Ratio of Earnings to Fixed Charges	2.04	1.89	1.92	1.92	1.68

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